Targeted NGS Methylation - Quantitative DNA methylation analysis. Novel



Houston Song · 3rd

Co-Founder | COO at Cycle Phones
Inc

British Columbia, Canada · **Contact info**

182 connections

Message   (More)

Cycle Phones Inc

Experience

Co-Founder COO

Cycle Phones Inc · Self-employed
Jan 2021 – Present · 8 mos
Victoria, British Columbia, Canada

We make your old phone faster by streaming a virtual phone
from an AWS supercomputer to your old device.

Our end-vision is to lower the lifetime cost of phone
ownership with a phone that gets faster over time with
replaceable batteries and screens.

Self Employed

11 yrs 8 mos

Crypto HODLER

2014 – Present · 7 yrs

Canada

Early Hodler of Ethereum

League of Legends Addict
Jan 2010 – Present · 11 yrs 8 mos
Canada

Reached a High Elo (Bronze 2)
Generally Tilt proof, unless you insta-lock Master Yi
Jungle and Top Main



CEO & Co-Founder
Garage Studios Inc
Jan 2018 – Jan 2021 · 3 yrs 1 mo
Victoria Canada

Dissolution is a free-to-play FPS MMORPG where players are free to choose their own storyline in a persistent open-world environment. Players are thrusted into hostile environments to compete for resources and territory backed by blockchain



Salesperson
Vivint Canada
Mar 2014 – Aug 2015 · 1 yr 6 mos
Alberta, Canada

Bugged old ladies at their door. They liked me.



Burger Flipper
Burger King®
Mar 2014 · 1 mo
Alberta, Canada

Did as I was told
Made a seriously delicious whopper

Interests


Cycle
6 followers


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809 followers


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1,185 followers


Venly (previously Arkan
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 **Burger King®**
28,365 followers

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25 followers

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